July 26, 2019

Via EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attention:  Bill Thompson, Accounting Branch Chief

Re:      Qurate Retail, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2018
Filed February 28, 2019
File No. 001-33982

Dear Mr. Thompson,

Set forth below are responses to the comments contained in the Staff’s letter to Mark Carleton, former Chief Financial Officer of Qurate Retail, Inc. (“QRI”), dated June 25, 2019, regarding the QRI Form 10-K for the fiscal year ended December 31, 2018 (the “Form 10-K”).  For your convenience, each of our responses below is preceded by the Staff’s comment. All section references refer to the corresponding sections of the Form 10-K unless otherwise noted, and all page references in our responses are to the pages in the Form 10-K. Terms used but not defined herein have the meanings ascribed to them in the Form 10-K.

***

Form 10-K for Fiscal Year Ended December 31, 2018

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations - Consolidated, page II-9

1.

Comment:  Regarding your presentation of Consolidated Adjusted OIBDA. Please tell us your consideration of Question 104.04 of the Compliance and Disclosure Interpretations on Non-GAAP Financial Measures. In addition, we note your disclosure on page II-10 that OIBDA is an important indicator of the operational strength and performance of your businesses including each business's ability to service debt and fund capital expenditures. Therefore, it appears that you use the measure as a liquidity measure. Please tell us your consideration of Item 10(e)(1)(ii)(A) of Regulation S-K. Please note that this comment also applies to your Form 10-Q for the quarter ended March 31, 2019.

Response:    With respect to the Staff’s inquiry regarding Question 104.04, our presentation of consolidated Adjusted OIBDA in our Management’s Discussion and Analysis of Financial Condition and Results of Operation (our “MD&A”) is designed to introduce our

Bill Thompson

Securities and Exchange Commission

July 26, 2019

discussion of our consolidated results of operations in a way that we believe to be concise and helpful to investors. In light of Adjusted OIBDA being a non-GAAP financial measure included in our filings, and in accordance with Item 10(e) of Regulation S-K, we have (i) presented the most comparable GAAP metric, consolidated operating income, in the rows immediately preceding the Adjusted OIBDA entries in the table on page II-9; (ii) provided a cross-reference (appearing on page II-10) to note 16 to our accompanying financial statements for the applicable reconciliation of Adjusted OIBDA to operating income; (iii) provided a statement regarding management’s belief that this measure is useful to investors as a performance measure; and (iv) provided the additional purposes for which management uses this measure. With respect to the cross-reference directing investors to the applicable reconciliation included within the filing, we believe this to be consistent with the Item 10(e) requirement to provide a reconciliation “by schedule or other clearly understandable method” and provides the required information in a way that streamlines our disclosure and eliminates redundancy, consistent with recent efforts by the Staff to encourage disclosure simplification.

With respect to the Staff’s second point, we acknowledge the Staff’s comment and respectfully advise that we do not use, and have not previously used, Adjusted OIBDA as a liquidity measure. We believe that the use of Adjusted OIBDA provides our investors with a metric that more closely reflects the operating performance of our underlying businesses, and identifies those items within operating income (as presented in accordance with GAAP) that are not directly a reflection of that business’ performance or indicative of ongoing business trends. In addition, in our experience, securities analysts that issue reports on QRI and fund managers track our Adjusted OIBDA as a performance measure for our company and/or each of our business segments. We believe this is a material measure of performance that provides an understanding of a business’ operating performance and, to a lesser, immaterial extent, may also show how, in turn, the business is positioned to service debt and make future investments through capital expenditures. Were we to provide our investors with a measure of liquidity, we believe operating cash flow or a non-GAAP free cash flow metric would be more appropriate to provide material liquidity information. However, we acknowledge the Staff’s comment and the potential confusion regarding our use of Adjusted OIBDA as a performance measure versus as a liquidity measure, and in future filings, we will revise our disclosure to emphasize its use as a performance measure and remove references to other uses for Adjusted OIBDA, including the ability to assess our business’ ability to service debt and fund capital expenditures, as follows:

Adjusted OIBDA.    To provide investors with additional information regarding our financial results, we also disclose Adjusted OIBDA, which is a non-GAAP financial measure. We define Adjusted OIBDA as revenue less cost of sales, operating expenses and selling, general and administrative ("SG&A") expenses (excluding stock compensation). Our chief operating decision maker and management team use this measure of performance in conjunction with other measures to evaluate our businesses and make decisions about allocating resources among

Bill Thompson

Securities and Exchange Commission

July 26, 2019

our businesses. We believe this is an important indicator of the operational strength and performance of our businesses by identifying those items that are not directly a reflection of each business’ performance or indicative of ongoing business trends~~, including each business’s ability to service debt and fund capital expenditures~~. In addition, this measure allows us to view operating results, perform analytical comparisons and benchmarking between businesses and identify strategies to improve performance. This measure of performance excludes depreciation and amortization, stock-based compensation, certain purchase accounting adjustments, separately reported litigation settlements, transaction related costs (including restructuring, integration, and advisory fees), and impairment charges that are included in the measurement of operating income pursuant to generally accepted accounting policies (“GAAP”).  Accordingly, Adjusted OIBDA should be considered in addition to, but not as a substitute for, operating income, net income, cash flow provided by operating activities and other measures of financial performance prepared in accordance with GAAP. See note 16 to the accompanying consolidated financial statements for a reconciliation of Adjusted OIBDA to operating income and earnings (loss) from continuing operations before income taxes.

We note that although we include a reference to Adjusted OIBDA in the discussion of potential sources of liquidity under “Liquidity and Capital Resources” on page II-13, our intention was not to identify Adjusted OIBDA as a measure of liquidity. In response to a comment received from the Staff in 2015 regarding our Annual Report on Form 10-K for the year ended December 31, 2014, we undertook to include disclosure in the liquidity section of future filings that identifies potential restrictions on liquidity related to QVC, including certain leverage ratios. To clarify for our investors the manner in which this leverage ratio was being determined, we also provided the parenthetical including the reference to Adjusted OIBDA. In including this reference to Adjusted OIBDA, our intention was to provide investors with the manner in which leverage ratios are calculated by lenders under the applicable documentation, not to suggest that Adjusted OIBDA is a measure used by our chief operating decision maker and management team to evaluate liquidity. In future filings, we will omit the parenthetical detailing how the leverage ratios are calculated and note that such calculations will be done in accordance with the terms of the document governing such indebtedness, which is filed as an exhibit to the Form 10-K.

Bill Thompson

Securities and Exchange Commission

July 26, 2019

Consolidated Financial Statements

Notes to Consolidated Financial Statements

(2) Summary of Significant Accounting Policies

Revenue Recognition, page II-43

2.

Comment: Please explain to us why the total reduction in sales due to returns for each of the years disclosed in the first full paragraph on page II-46 differ from the amount of deductions in the table of the activity in the allowance for sales returns. Please include in your response the items and amounts accounting for the differences.

Response:  For many of the products we sell to our customers, we grant the customer a right to return the product for a number of reasons.  Prior to the adoption of ASC 606, we followed the accounting guidance in ASC 605-15-45-1, which required revenue and cost of sales reported in the income statement be reduced to reflect estimated returns.  The guidance in ASC 605 was not explicit in how to reflect the reduction of revenue and reduction of cost of sales in the balance sheet.  QRI presented such amounts on a net basis within the balance sheet.

Upon adoption of ASC 606, we utilized the guidance in ASC 606-10-32-10 and ASC 606-10-55-22 through 55-29 to account for QRI’s sale of products where the customer has a right to return the product.  ASC 606-10-55-23 explicitly requires an entity to record a refund liability and an asset for its right to recover products from customers on settling the refund liability.  As disclosed in the last paragraph on page II-44, we specifically discuss that QRI has recorded a separate liability and asset relating to the expected return of inventory, instead of the net presentation that was used prior to the adoption of ASC 606.

We recognize the additions charged to earnings for 2018 of $2,281 million as disclosed in the table on page II-46 does not agree to the $2,434 million disclosed for 2018 contained in the first full paragraph on page II-46.  The difference of $153 million is the result of an inadvertent inconsistency in the way the information was gathered by one of our subsidiaries upon the adoption of ASC 606.  The data should have been captured gross versus net for the table in 2018 which would have increased “Additions - charged to earnings” and “Deductions” by $153 million, respectively. We plan to update the 2018 amounts in the table to ensure consistency with the narrative discussion for 2018 upon filing our Form 10-K for the year ending December 31, 2019.  We believe the information included in the narrative gives the reader an appropriate understanding of the impact to the Consolidated Statement of Operations.

The table of the activity in the allowance for sales returns on page II-46 for 2016 and 2017 presents the activity on a net basis, which is consistent with our net presentation as discussed above prior to our adoption of ASC 606.  For example, the table on page II-46 includes $1,051 million for additions charged to earnings in 2016, which such amount includes both the total reduction in sales due to returns and the associated reduction in cost of sales to arrive at a

Bill Thompson

Securities and Exchange Commission

July 26, 2019

net amount charged to earnings.  The first full paragraph on page II-46 discloses only the total reduction in sales due to returns of $1,865 million and does not include the amount for the associated reduction in cost of sales.  The difference between the $1,865 million and the $1,051 million is the amount of associated reduction in cost of sales.  In providing our disclosure in this manner, we have presented both the gross amount of the total reduction in sales due to returns and the net amount charged to earnings, which includes both the total reduction in sales and the reduction in cost of sales.

As disclosed on page II-43, we adopted ASC 606 using the modified retrospective method.  Comparative information was not restated and continued to be reported under the accounting standards in effect for those periods.  Accordingly, the table of activity in the allowance for sales returns on page II-46 was not restated for 2016 and 2017.  The information contained in the table for 2018 was prepared in consideration of ASC 606 and a footnote was provided in the table to make clear to the financial statement users that only 2018 incorporated the impacts of ASC 606.  All amounts included for 2018 represent gross amounts related to the activity for the refund liability in light of ASC 606 explicitly requiring entities to record both a refund liability and an asset for its right to recover products from customers on settling the refund liability.  For example, the beginning balance in 2018 is not equal to the ending balance for 2017 and the difference is that the beginning balance for 2018 is the gross amount of the refund liability whereas prior to the adoption of ASC 606 such amount would have included both the refund liability and the asset on a net basis.  As noted in our discussion above, we recognize the amount included in the table for 2018 and the amount included in the first full paragraph should be equal but were not due to an inadvertent inconsistency and such amount will be updated as previously discussed.

Bill Thompson

Securities and Exchange Commission

July 26, 2019

(5) Disposals, page II-52

3.

Comment: Please tell us the nature of the payment “GCI Liberty Split-Off” in the amount of $475 million and revise your disclosure in future filings to disclose this cash transaction in your discussion of the split-off. Further, please briefly describe or provide a reconciliation of the components of the adjustment to equity for the GCI Liberty Split-Off in the amount of $4,347 million.

 Response:  The $475 million disclosed in the financing section of our Consolidated Statement of Cash Flows is the cash held by the legal entity that was contributed to GCI Liberty, Inc. along with our entire equity interest in Liberty Broadband, Charter and certain other assets and liabilities (including Lending Tree and the Evite operating business) in exchange for a controlling interest in GCI Liberty in connection with the GCI Liberty Split-Off. The $4,347 million is the net result of assets and liabilities that were derecognized as a result of the GCI Liberty Split-Off.  The following is a reconciliation of the assets and liabilities (in millions) at the GCI Liberty Split-Off date:

arin
Investment in Liberty Broadband	$3,822
Investment in Charter	1,866
Corporate Cash	475
Margin Loan	(996)
Deferred Income Tax Liabilities	(550)
Other, net	(270)
4,347

We intend to update our disclosure in future filings regarding this transaction to include the amounts identified above.

Bill Thompson

Securities and Exchange Commission

July 26, 2019

***

If you have any questions with respect to the foregoing or require further information, please contact the undersigned at (720) 875-5437.

Very truly yours,
/s/ Brian J. Wendling
Brian J. Wendling
Senior Vice President, Controller and Principal Accounting Officer

cc:Richard N. Baer – Qurate Retail, Inc.

Mark Carleton – Qurate Retail, Inc.

Barry Amman –  KPMG LLP
Renee L. Wilm – Baker Botts L.L.P.
Beverly B. Reyes – Baker Botts L.L.P.